EXHIBIT 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the scheme”):

Name of director:	Megan Pydigadu
Transaction date:	29 August 2014
Class of securities:	Ordinary shares
Number of securities:	400 000
Price per security:	R4.00
Total value:	R1 600 000.00
Nature of transaction:	On-market sale of shares following the exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

2 September 2014

Sponsor